Albany Atlanta Brussels Denver Los Angeles THOMAS WARDELL (404) 527-4990	www.mckennalong.com	New York Philadelphia San Diego San Francisco Washington, DC EMAIL ADDRESS twardell@mckennalong.com

August 31, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:    H. Christopher Owings, Assistant Director

Re:	China Recycling Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Definitive Proxy Statement on Schedule 14A
File April 30, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 12, 2010
File No. 001-34625

Ladies and Gentlemen:

This firm is counsel to the above-referenced company, China Recycling Energy Corporation (“CREG” or the “Company” and sometimes “we” or “our”) and are filing this response to your comment letter of August 3, 2010 with respect to the above-referenced filings on CREG’s behalf.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 1

Overview, page 1

Business History, page 1

Comment 1.	Please revise the last paragraph on page 3 to clarify the relevance of these economic stimulus plans to your business. Refer to Item 101(h)(4)(ix) of Regulation S-K.

August 31, 2010

Response:        The Company acknowledges the comment by the Staff and intends to include disclosure substantially similar to the following at the end of the last paragraph on page 3 in future filings, as appropriate:

Since the Company targets producers of iron and steel, cement, and nonferrous metals for its products and services, which products and services help reduce waste and environmental impact, the commitment of substantial resources by the Chinese government in these areas may assist potential customers for energy-recycling projects with the Company to finance those projects.

Comment 2.
You reference Phase 1 of the Erdos TCH project in the second paragraph on page 3. Please expand this discussion to describe the status of Phases I, II and III of the Erdos TCH project. Refer to Item 101(h)(4)(iii) of Regulation S-K.

Response:        The Company acknowledges the comment by the Staff and points its attention to page 39 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2010 for additional disclosure regarding Erdos Phases II and III, which additional disclosure is presented below for reference and supplements the disclosure regarding Erdos Phase I as previously provided in the Company’s Annual Report on Form 10-K for the period ended December 31, 2009.

Erdos Phase II and III of Power Generation Projects

In April 2009, Erdos TCH signed a contract with Erdos Metallurgy to recycle heat from groups of furnaces of Erdos Metallurgy’s metal refining plants to generate power and steam, to be sold back to Erdos Metallurgy. According to the contract, Erdos TCH will install a group of power generation projects with a total of 70MW power capacity, which may expand up to 120MW, and 30-ton steam per hour, with an estimated total investment in excess of $75 million (RMB 500 million). The Company split the construction of the projects into three phases, two systems of power generation in Phase I with a total of 18MW power capacity, three systems in Phase II with a total of 27MW power capacity and one system in Phase III with 25MW power capacity.  For each phase of the project, the lease term is 20 years starting from the date of completion of the phase.  During the lease term, Erdos TCH will be responsible for operating the projects and charge Erdos Metallurgy for supply of electricity and steam.  Erdos Metallurgy agreed to pay a fixed minimum of $0.22 million (RMB 1.5 million) per month for each 9MW capacity power generation system.  Effective January 1, 2010, Erdos TCH outsourced to an independent third party the operation and maintenance of the first 9MW power generation project for $ 922,000 (RMB 6.27 million) per year.  After 20 years, each system will be transferred to Erdos Metallurgy without any charge.

August 31, 2010

During the first quarter of 2010, Erdos power generation system Phase I project was completed and put into operation.  Effective April 1, 2010, Erdos TCH outsourced to an independent third party the operation and maintenance of the second 9MW power generation project for $ 922,000 (RMB 6.27 million) per year.

As of June 30, 2010 the projects of Erdos Phase II and Phase III are under construction. At June 30, 2010, the Company had paid $44.17 million for Phase II and Phase III.  The Company currently expects to complete Phase II and Phase III in 2010.

Competition, page 6

Comment 3.	In the fourth bullet on page 7 you state that your provision of “BOT” services is an advantage over your competitors. Please expand to define or explain BOT services.

Response:        The Company acknowledges the comment by the Staff and future filings will include, as appropriate, additional disclosure substantially similar to the following:

We provide BOT (Build-Operate-Transfer) or capital lease services to our customers, while our competitors usually use an EPC (engineering, procurement and construction) or turnkey contract model. For each project, we design, finance, construct and install the waste energy recycling projects for our customers, operate the projects for five to 20 years, and then transfer the projects to the owners.

As a BOT service provider, we fund all contracted projects on our own or jointly with our customers; such financing arrangements can help our customers by removing or reducing the heavy capital expenditure burden required by these projects, thereby allowing them to concentrate on their core businesses. The BOT model creates a win-win solution for both our customers and us. We provide the capital expenditure financing in exchange for attractive returns on each project; our customers can focus their capital resources on their core businesses, do not need to invest additional capital to comply with government environmental regulations, reduce noise and emissions and reduce their energy costs. We in turn efficiently recapture our costs through the stream of lease payments. Compared to the EPC model, we believe our BOT model creates a more efficient business solution for the China market and is well recognized by our targeted customers.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 22

Comment 4.	Please include a comparative analysis of non-operating income and expenses, income tax expense and the effective rates for the years presented.

August 31, 2010

Response:        The Company acknowledges the comment of the Staff.  In future filings the Company will include the following disclosures:

NON-OPERATING EXPENSES (NET).  Non-operating expenses consisted of non sales-type lease interest income, interest expense, bank charges and some miscellaneous expenses.  For the year ended December 31, 2009, net non-operating expenses were $0.48 million, consisting mainly of interest expense on convertible notes; compared to the same period in 2008, this was a decrease of $4.25 million from $4.73 million during the year ended December 31, 2008, as a result of a $4.68 million one-time expense for the unamortized portion of the beneficial conversion feature of our first $5 million convertible note at the time of repayment in 2008.

INCOME TAX EXPENSE.  The income tax expense was $2.95 million for the year ended December 31, 2009, an increase of $1.32 million compared to $1.63 million for the same period of 2008.  The increase was mainly due to the increase in taxable income from $0.59 million taxable loss during the year ended December 31, 2008 to $13.01 million taxable income during the same period of 2009; the effective tax rate for 2009 was 22.7%.  The income tax rate for Shanghai TCH was 18% and 20% for 2008 and 2009, respectively.  Xi’an TCH’s effective income tax rate for 2008 and 2009 is 15% as a result of its high tech enterprise status that was approved by the taxing authority.  Xingtai Huaxin’s effective income tax rate for 2008 and 2009 is 25%.  Our newly incorporated subsidiaries – Huahong and Erdos TCH’s effective income tax rate for 2009 is 25%.

Liquidity and Capital Resources page 23

Loan Payable – Collective Capital Trust Plan, page 24

Comment 5.	Please expand your disclosure in the third paragraph on page 25, or elsewhere as appropriate, to describe the Erdos Power Generation Projects you first reference in the third paragraph on page 25.

Response:        The Company acknowledges the Staff’s comment.  We point the Staff’s attention to the top of page 3 as well as the second and third paragraphs of page 17 of the Company’s Annual Report on Form 10-K for the period ended December 31, 2009.  These sections describe the Erdos Power Generation Projects, in particular Phase I of such projects.  We also refer the Staff to our response to Comment 2 hereto, in which the Company has described additional disclosure regarding Phase II and Phase III of the Erdos projects.  To avoid confusion we will also explain/define the term “Erdos Power Generation Projects” far forward in future filings, as appropriate.  For example, to the disclosure at page 3 where the Erdos projects are first described we will add the disclosure in the first bullet below and thereafter we will use cross-references or shortened descriptions; in particular we will also make the change noted in the second bullet below at page 24 in the first paragraph at “Loans Payable - Collective Capital Trust Plan.”  These changes are:

August 31, 2010

•           in “Business - Overview - Business History” additional final sentences to what is the first paragraph on page 3 in this 10-K (with appropriate references to the term “Erdos Power Generation Projects” in other disclosures) that read as follows:

We refer to these as the Erdos Power Generation Projects.  There are five phases to complete these projects, which we refer to as Phases I, II, III, IV and V and which, when completed, will together generate a total of 109 MW of electricity.  Phase I began in the fourth quarter of 2009 and we expect to complete all five phases by the end of the fourth quarter of 2011.

•           a revised final sentence to the first paragraph under “Liquidity and Capital Resources - Loan Payable - Collective Capital Trust Plan” (at page 24 in this 10-K) that reads as follows:

All amounts raised under the Plan are loaned to Erdos TCH in connection with the construction and operation of Phases II and III of the Erdos Power Generation Projects described above at “Business - Overview - Business History.”  These projects, when completed, will recycle waste heat from Erdos Metallurgy’s metal refining plants to generate electric power and steam, which will then be sold back to Erdos Metallurgy.

Comment 6.	Please expand your disclosure in the fourth paragraph on page 24 to disclose the “benefits from the Clean Development Mechanism” you expect to receive.

Response:        The Company acknowledges the comment of the Staff and in future filings disclosure regarding the Clean Development Mechanism will be expanded substantially as follows:

Under the CDM mechanism, any benefits received will be paid to Erdos Metallurgy.  Under the agreement with Xi’an TCH, Erdos Metallurgy agrees to deliver to Xi’an TCH 50% of the benefit Erdos Metallurgy receives.  Xi’an TCH agrees to share 50% of the benefit it receives from Erdos Metallurgy with Erdos TCH.  Under the loan agreement between Erdos TCH and Beijing Trust, Erdos TCH agrees that 50% of any benefit it receives will be delivered to Beijing Trust.  The receipt of benefits is subject to a process of evaluation and certification of the project, the first stages of which have been completed successfully.

Comment 7.	In the fifth paragraph on page 25 you state, in part, “accordingly, was eliminated in the consolidation.” The context of your disclosure makes it unclear what was eliminated. Please revise to clarify.

Response:        The Company acknowledges the comment of the Staff and in future filings the disclosure will be revised to read as follows:

August 31, 2010

In December 2009, the Company sold 206,880,000 units for RMB 206,880,000 ($30.30 million), of which 9,100,000 units ($1.33 million) were purchased by the management of Erdos TCH; 32,280,000 units ($4.73 million) were purchased by Xi’an TCH, the amount of $4.73 million was considered as investment by Xi’an TCH into Erdos TCH and, accordingly, was eliminated in the Company’s consolidated financial statements.  The net long term loan payable under this trust plan was $25.58 million at December 31, 2009.  Interest expense accrued on this trust loan was $0 at December 31, 2009.

Item 8. Financial Statements and Supplementary Data, page 26

Comment 8.
We note that your auditors are located in California. It appears that all of your assets, liabilities, revenues and expenses relate to operations located in the People’s Republic of China. Please tell us how the audit of the operations in the People’s Republic of China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

•
Whether another auditor was involved in the audit of the People’s Republic of China operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards;

•
Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within the People’s Republic of China.

Response:        In conducting the audit of the Company’s financial statements for the years ended December 31, 2007 through 2009, the Company’s auditors used Beijing Anshun International, CPAs Co., Ltd. (“Anshun”); HeQiao Building, Suite A310, Guanghua Rd., Chaoyang District, Beijing, P.R. China 100026.  Tel: +86-10-6581-2891; Fax: +86-10-6581-2892.

Anshun is registered with the PCAOB.  Our U.S. auditors have worked with Anshun for the last four years.

The auditors make no reference to Anshun’s work in their audit report nor do they obtain an audit report from Anshun.  Anshun’s international audit department works exclusively for our auditors and is, in substance, their office in China.

Our auditors plan the audit and develop the audit programs.  As part of the planning process, they prepare the Audit Planning Memorandum (“APM”) for our audit.  The APM covers all planning related matters, including the high level audit approach for each significant balance sheet line item, risk assessment including fraud risk evaluation, and extent of reliance on internal control.  Our audit firm’s engagement partner, audit manager and staff review the working papers prepared by Anshun’s staff and the financial statements prepared by the Company’s consultants who are U.S. CPA’s.

August 31, 2010

The auditors employ Chinese American CPA’s and CPA candidates who are accounting graduates from U.S. universities.  Our audit firm’s audit manager and partners review each sales type lease contract and other related revenue and loan agreements to determine proper accounting in accordance with U.S. GAAP.  The rest of the fieldwork is conducted by the staff of Anshun; however, our audit firm supervises and supports them on matters relating to U.S. GAAP and GAAS.

(a)      The following documents are prepared for planning:

•           General Audit Planning schedule - PPC
•           Client information form
•           Internal control assessment form
•           Risk Assessment forms including fraud risk

(b)      The audit firm obtains written confirmation of Anshun’s independence and familiarity with U.S. GAAP and SEC rules and regulations.  They also obtain copies of resumes of Anshun’s staff.  Anshun’s audit partner on the Company is a Delaware CPA and a graduate of York University, Canada.  Anshun’s staff are Chinese CPA’s, members of the Association of Chartered Certified Accountants (“ACCA”) and accounting graduates from Chinese universities going through their local CPA certification or ACCA qualification.

(c)      During the course of the audit, our audit firm addresses questions concerning application of U.S. GAAP and GAAS, and other accounting matters from Anshun’s engagement team through exchange of e-mails, phone calls and MSN messages.

(d)      The work is documented in English using electronic files in Microsoft Excel and Word.  They use PPC’s audit documentation including audit programs and checklists.  Anshun saves its work onto our audit firm’s servers directly from its offices.  We are able to review Anshun’s work on a daily basis barring technical difficulties.

Report of Independent Registered Public Accounting Firm, page 26

Comment 9.	Please include a conformed signature of the independent accountant to indicate the report was manually signed. Please refer to Part 302 of Regulation S-T.

Response:        The conformed signature of the independent accountant, as provided in Part 302 of Regulation S-T, is included as an appendix to this letter.

August 31, 2010

Consolidated Statements of Stockholders Equity, page 29

Comment 10.	Please include an analysis of changes in non-controlling interests in the statement. Please refer to ASC 50-10-S99-1.

Response:        The Company acknowledges the comment by the Staff and in future filings, as appropriate, will include an analysis of changes in non-controlling interests in the consolidated Statement of Stockholders’ Equity.  An example of such an analysis for the years ended December 31, 2009 and 2008 is included with this letter as an appendix marked “Response to Comment 10.”

Consolidated Statements of Cash Flows, page 30

Comment 11.
Please tell us how you present cash flows used in constructing power generation systems and received from the sale/leasing of power generating systems and explain why your presentation complies with FASB ASC 230. In doing so, please reconcile the relevant line items in the statement of cash flow such as “Gross investment in sales-type leases” and “Construction in progress” to the consolidated balance sheet.

Response:        We present cash used in constructing power generating systems and cash received from the leasing of power generating systems (interest and principal) as part of investing activities under ASC 230-45-22.  The reconciliation of the relevant line items in the statement of cash flows for the year ended December 31, 2009 is reflected on the appendix included with this letter and marked “Response to SEC Comment 11.”

Comment 12.
If revenues from transactions with a single external customer amount to ten percent or more of your revenues, please disclose that fact and the total amount of revenues from each such customer. Refer to FASB ASC 280-10-50-42.

Response:        The Company acknowledges the comment by the Staff and in future filings, as appropriate, will include information with respect to external customers who account for ten percent or more of revenues.  By way of information, this disclosure for 2008 and 2009 would be as follows:

Three customers accounted for 20%, 21% and 38% of sales for the year 2009.  Three customers accounted for 23%, 29% and 37% of sales for the year 2008.

Comment 13.
Please disclose whether value added taxes are presented on a gross basis (included in revenues and costs) or a net basis (excluded from revenues). For any such taxes that are reported on a gross basis, please disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. Refer to ASC 605-45-50-3 and 605-45-50-4. In addition, please explain to us in detail the nature of the deductible VAT other receivable disclosed in Note 6 and why such amount can be used to offset future VAT payable and is appropriately reflected as an asset.

August 31, 2010

Response:        The Company acknowledges the comment by the Staff and in future filings, as appropriate, will include disclosure substantially like the following:

Value added taxes are presented on a net basis.  VAT receivable represents Input VAT the Company has paid in the purchase of the equipment used to construct the Erdos Power Generation Projects.  The Input VAT can be used as a deduction from the VAT payables (Output VAT), which is taxed on the Company’s net revenue from generating electricity.  As of December 31, 2009, the Company expects to deduct VAT of $957,000 against Output VAT of approximately $383,000 each year over a period of 2-3 years.

Note 2. Summary of Significant Accounting Policies, page 33

Basis of Consolidation, page 33

Comment 14.
You disclose that Erdos TCH is a 90% owned subsidiary. However, on page 2 you disclose that you own 80% of Erdos TCH and in notes 1 and 13 to the financial statements you disclose that you currently receive 80% of the profits from Erdos TCH. Please tell us how the Erdos TCH joint venture is structured and the reasons for an allocation of profits on a basis that differs from equity ownership interests. In addition, please revise your disclosure on page 2 or in note 1 to the financial statements regarding your ownership interest in the JV as appropriate.

Response:        The business terms, as negotiated, are reflected in the agreements forming Erdos TCH.  Under the agreement, Xi’an TCH had an ownership interest of 90% based on the investment in Erdos TCH (and hence the Erdos Power Generation Projects) and Erdos Metallurgy had ownership of 10%.  Under the same agreement, however, during the period of the lease, the profits from the Erdos projects will be divided 80% to Xi’an TCH and 20% to Erdos Metallurgy until Xi’an TCH has recovered its investment in the projects.  Thereafter, profits will be divided 60% to Xi’an TCH and 40% to Erdos Metallurgy for the duration of the lease.  At the end of the lease, the projects will be delivered to Erdos Metallurgy without charge.  Under these circumstances, the Company’s interest in Erdos TCH is characterized as a 90% interest and consequently the present disclosures will be changed as follows:

The percentage in “Note 2 - Summaries of Significant Accounting Policies - Basis of Consolidation” will remain unchanged at 90% and the percentage under “Item 1 - Business Overview - Business History” will be changed to 90%.

Sales-type Leasing and Related Revenue Recognition, page 34

Comment 15.
Please disclose your accounting policy for contingent rental income and the total contingent rentals included in income for each year presented. Refer to ASC 840-10-50-5 and 840-30-50-4c. Please provide us with an example of your proposed disclosure.

August 31, 2010

Response:        The Company acknowledges the comment of the Staff and in future filings will include, as appropriate, disclosure substantially like the following:

Contingent Rental Income

The Company records income from actual electricity usage in addition to minimum lease payment of each project as contingent rental income in the period contingent rental income is earned.  Contingent rent is not part of minimum lease payments.  For the years ended December 31, 2009 and 2008, the contingent rental income was $7,722 and $0, respectively.

Basic and Diluted Earnings Per Share, page 36

Comment 16.
Please tell us whether the dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method. If so, please clarify your disclosure regarding the method(s) applied to compute diluted earnings per share.

Response:        The Company acknowledges the comment of the Staff.  The Company does apply the if-converted method in determining the dilutive effect of convertible securities.  In future filings, as appropriate, the Company will present the following disclosure:

The Company presents net income (loss) per share (“EPS”) in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share” (codified in FASB ASC Topic 740).  Accordingly, basic income (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of shares outstanding, without consideration for common stock equivalents.  Diluted net income per share is computed by dividing the net income by the weighted-average number of common shares outstanding as well as common share equivalents outstanding for the period determined using the treasury-stock method for stock options and warrants and the if-converted method for convertible notes.  The Company has made an accounting policy election to use the if-converted method for convertible securities that are eligible to receive common stock dividends, if declared.  Diluted earnings per share reflect the potential dilution that could occur based on the exercise of stock options or warrants or conversion of convertible securities using the if-converted method.

Note 3. Net Investment in Sales-Type Leases, page 39

Comment 17.
You disclose that TRT systems leased to Xingtai are accounted for as sales-type leases. However, your response to comment 8 in our letter dated October 3, 2007 states that the lease with Xingtai was accounted for as a direct financing lease. Please tell us why you changed your accounting method for the lease and the impact of the accounting change, if any, on your financial statements or other advise.

August 31, 2010

Response:        These changes in accounting treatment were made and reflected in restatements filed on May 19, 2008 for the period ended March 31, 2007 in response to the comment letter of October 3, 2007.  The Company did not change its accounting method and it was error to have indicated that in the October 3, 2007 response.

Comment 18.
Please explain to us how you determined minimum lease payments and the discount rate used to measure unearned income under each lease contract. Please also explain to us why future minimum lease payments do not include amounts representing executory costs, such as maintenance, taxes and insurance.

Response:        Minimum lease payments consist of the gross lease payments less executory costs and contingent rentals, if any. Management uses an estimated gross margin of 30% on cost, the same margin used by management in its bidding process, to establish the fair value of the system subject to lease. The discount rate is the interest rate implicit in the lease which equates the cash inflows and outflows as determined by valuation software. We have included an example with this letter as an appendix marked "Response to Comment 18."

In presenting the total future minimum lease payments in the note to the financial statements, we excluded the executory costs.  In future filings, we will present the lease rentals including executory costs.  Please refer to the Company’s quarterly filing for the period ended June 30, 2010 filed on August 16, 2010 (Note 3) for clarification.

Comment 19.
We note that you discuss the sales-type lease agreements with each customer in note 1 with the exception of the agreement with Zhangzhi. Please tell us why the arrangement with Zhangzhi is not disclosed in note 1 or elsewhere in the document.

Response:        We did not previously include the description of the Zhangzhi agreement because it was not significant.  In future filings, however, as appropriate, we will include disclosure substantially like the following:

Under the Joint-Operation Agreement, Shanghai TCH and Yingfeng jointly pursued a top gas recovery turbine project (“TRT Project”) which was to design, construct, install and operate a TRT Project for Zhangzhi Iron and Steel Holdings Ltd. (“Zhangzhi”).  This TRT Project was initiated by a Contract to Design and Construct TRT System (“Project Contract”) entered by Yingfeng and Zhangzhi in 2006.  Due to Yingfeng’s lack of capital in pursuing this TRT Project alone, Yingfeng sought Shanghai TCH’s cooperation.  Shanghai TCH provided various forms of investments and properties into this TRT Project including cash, hardware, software, equipment, major components and devices.  In return, Shanghai TCH obtained all the rights, titles, benefits and interests that Yingfeng originally had under this Project Contract, including but not limited to the regular cash payments made by Zhangzhi and other property rights and interests.  This project was completed and put into operation in February 2007.

August 31, 2010

Note 15. Income Tax, page 43

Comment 20.
Please disclose the significant components of income tax expense attributable to continuing operations for each year presented. Those components would include, for example, current and deferred tax expense. Refer to FASB ASC 740-10-50-9.

Response:        The Company acknowledges the comment of the Staff and in future filings, as appropriate, will include disclosure substantially like the following:

The provisions for income tax expenses for the years ended December 31, 2009 and 2008 consist of the following:

	For the Years Ended
	2009	2008
Income tax expense - current	$860,943	$1,632,754
Income tax benefit - deferred	2,085,444	—
Total income tax expense	$2,946,387	$1,632,754

Note 17. Loan Payable – Collective Capital Trust Plan, page 44

Comment 21.
Please tell us whether or not you consolidated Beijing Trust and the basis for your conclusion. In your response, please discuss in detail your application of the consolidation guidance in ASC 810. If Beijing Trust is consolidated, please disclose that fact in your consolidation accounting policy in Note 2. If Beijing Trust is a variable interest entity, please provide the disclosures required by ASC 810-10-50-8 through ASC 810-10-50-19 to the extent applicable. In addition, please tell us and expand your disclosure in future filings to describe the terms of the agreement to share the benefits from the Clean Development Mechanism under the Kyoto Protocol equally with Beijing Trust and to pay the management stimulation profit (or incentive benefit) as discussed in Form 8-K filed December 8, 2009. Further, please tell us how you are accounting for these provisions and how these provisions will affect your consolidated financial statements.

Response:        We did not consolidate Beijing Trust because the Company is not the primary beneficiary of Beijing Trust.  The Company has adopted FIN 46R, ASC 810, Consolidation, which requires a variable interest entity (VIE) to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns.

August 31, 2010

Beijing Trust is:  Beijing International Trust Co. Ltd., previously known as Beijing International Trust and Investment Corporation Limited incorporated in October 1984; it is a non-banking financial institution with registered capital of RMB 1.4 billion.

In determining if Beijing Trust is the VIE of the Company, the Company considered the following indicators, among others:

The Company does not have the right to control and administrate the financial affairs and daily operations of Beijing Trust and has no right to manage and control the assets of Beijing Trust;

The Company does not have any voting rights in Beijing Trust and has no right to appoint the directors and senior management personnel of Beijing Trust;

The Company will not provide financial support if Beijing Trust requires additional funds to maintain its operations and to repay its debts;

The Company could not assume the operating risks of Beijing Trust and would not bear any losses or profits from Beijing Trust.

Therefore, the Company concluded that it is not the primary beneficiary of Beijing Trust.

With respect to the Clean Development Mechanism (“CDM”) and additional possible disclosure, we refer to our response to Comment 6.  We do not presently account for either the CDM or the management stimulation profit (or incentive benefit) because both are subject to significant remote contingencies and we cannot account for them until the contingencies are resolved.

Note 18. Convertible Notes Payable and Revolving Financing Agreement, page 45

Comment 22.	Please tell us why the convertible notes are classified as current liabilities in your consolidated balance sheets. Please reference the GAAP guidance which supports the current classification.

Response:        The Company acknowledges the comment of the Staff and future filings will reflect that the Company has reclassified the convertible notes as non-current liabilities at December 31, 2009.

Comment 23.
Please tell us how you account for interest on convertible debt that is paid-in-kind. To the extent material, please disclose your accounting policy for paid-in-kind interest in future filings. Refer to FASB ASC 470-20-30-16 through 470-20-30-18.

August 31, 2010

Response:        The interest on the convertible debt is payable annually, in arrears, provided the holder gives 30-day notice before each April 29 that it requires the interest payment.  Unpaid interest is due and payable at maturity.  At the holder’s election, at the time the holder elects to convert the debt into shares, shares can be issued as paid-in-kind interest to the extent that there is unpaid interest at the time of conversion.  To date, the Company has timely paid all interest payable, in cash.  Thus, FASB ASC 470-20-30-16 through 470-20-30-18 does not apply.

Comment 24.	Please provide the disclosure required by ASC 825-20-50 for the convertible note registration payment arrangements disclosed on page 47.

Response:        The Company acknowledges the comment of the Staff and in future fillings will add to the final paragraph of the discussion of convertible notes in Note 18 the following language:

The Company accounts for payment arrangements under a registration rights agreement in accordance with ASC Topic 825, “Financial Instruments,” which requires the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, be separately recognized and measured in accordance with ASC Topic 450, “Contingencies.

The Company is required to file the registration statement with the SEC upon receiving a demand notice from a convertible debt holder.  The Company must file the registration statement on or before a filing date set by the demanding holder (in accordance with the agreement).  At December 31, 2009 the Company had not received a demand notice from any holder.

Note 19. Stock-Based Compensation, page 47

Comment 25.
Please disclose the number and weighted-average price of stock options exercisable at the end of the year. In addition, for fully vested options and options expected to vest at the latest balance sheet date please disclose the number, weighted-average exercise price, aggregate intrinsic value, and weighted-average remaining contractual term of options outstanding and currently exercisable. Refer to ASC 718-10-50-2c.iii and 710-10-50-2E.

Response:        The Company acknowledges the comment of the Staff and in future filings will:  (a) add a line item to the tables in Note 19 reflecting options exercisable, weighted-average exercise price and weighted-average remaining contractual term in years, each as of year-end; and (b) add an additional paragraph for fully vested options and options expect to vest at the latest balance sheet date disclosing the number, weighted-average exercise price, aggregate intrinsic value, and weighted-average remaining contractual term of options outstanding and currently exercisable.  As an example, we have included, as an appendix marked “Response to Comments 25 and 26,” Note 19 as it would have looked with these changes which are highlighted.

August 31, 2010

Comment 26.
Please tell us how you are accounting for the warrants issued to investor relations firms. Please specifically discuss your determination of measurement dates and the facts that support the measurement dates of the awards. Please also address your accounting for the changes in fair value of the awards between the issuance date of the awards and their measurement dates. Refer to FASB ASC 505-50-30.

Response:        The Company has accounted for warrants issued to investor relations firms based on the fair value method under ASC Topic 505-30-6.  The fair value of each warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model under ASC 505-30-11 and is recognized as compensation expense over the period from grant date to the vesting date.  The measurement date was determinable and the fair value was measured at the measurement date under ASC 605-30-9; the measurement date was the same as the grant date.

The warrants are classified as equity instruments and are exercisable into a fixed number of common shares.  There is no commitment or requirement to change the quantity or terms based on conditions to the counterparty’s performance or market conditions. In addition, in future filings we will disclose that the warrants are accounted for using the fair value method in a sentence like that highlighted in the appendix marked “Response to Comments 25 and 26” in the paragraph discussing the warrants.

Item 9A. Controls and Procedures, page 51

Internal Control Over Financial Reporting, page 51

Comment 27.	Please include a statement as to whether or not internal control over financial reporting is effective. Please refer to Item 308T(a)(3) of Regulation S-K.

Response:        We acknowledge the Staff’s comment.  The disclosure inadvertently omitted the following sentence in the next to last paragraph on page 51:

Based on our evaluation and those criteria, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2009.

This sentence will be included in future filings.

Changes in Internal Control Over Financial Reporting, page 52

Comment 28.
Please specifically disclose any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting rather than providing the qualified disclosure presently provided. Please refer to Item 308T(b) of Regulation S-K.

August 31, 2010

Response:        We acknowledge the Staff’s comment.  As there were no material changes to internal control over financial reporting during the fourth quarter of 2009, the following unqualified disclosure should have been provided:

There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Future filings will include this disclosure or other disclosure that accords with Item 308T(b) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 52

Comment 29.
We note that you have effective registration statements on Form S-8 that incorporate by reference all documents subsequently filed pursuant to the Securities Exchange Act. As such, please file the written consent of your independent accountant in accordance with Item 601(b)(23) of Regulation S-K.

Response:        The written consent is being filed at the same time that this letter is being delivered.

Signatures, page 54

Comment 30.
Please include the signatures of your principal financial officer and controller or principal accounting officer in the second signature section. Please refer to general instruction D.2. of Form 10-K. Please also confirm in your response whether your principal financial officer and controller or principal accounting officer have manually signed a copy of this 10-K, and if not, why.

Response:        We acknowledge the Staff’s comment and the Company agrees that its future filings will include the signatures of the Company’s chief financial officer in the second signature section.  Please note that the Company’s chief financial officer is also its principal accounting officer.  The Company’s chief financial officer has manually signed a copy of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

Definitive Proxy Statement on Schedule 14A

Executive Officers and Directors, page 4

Comment 31.
For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

August 31, 2010

Response:        The Company acknowledges the comment by the Staff and will provide additional disclosure in future filings to be substantially similar to the following:

In nominating Mr. Ku for election as a director, our Board focused on his vested interest in the Company as its largest shareholder, his past experience and technical knowledge in the waste energy recycling industry, his vision and expertise, and his knowledge of the operations of the Company as a member of management.

In nominating Mr. Li for election as a director, our Board focused on his past experience and technical knowledge in the waste energy recycling industry and his knowledge of the operations of the Company as a member of management.

In nominating Mr. Chanson for election as a director, our Board focused on his vision and expertise in the matters of corporate strategy, his expertise in matters of corporate governance, and his value as an independent director.

In nominating Mr. Driscoll for election as a director, our Board focused on his vision and expertise in the matters of corporate strategy, his experience with environmental issues, his value as an independent director and his knowledge of the culture and economic system of the PRC.

In nominating Mr. Ha for election as a director, our Board focused on his vision and expertise in the matters of corporate strategy, his experience in employment matters, his value as an independent director and his knowledge of the culture, language and economic system of the PRC.

In nominating Mr. Nicholas Shao for election as a director, our Board focused on his vision and expertise in the matters of corporate strategy, his value as a representative of an important shareholder, his knowledge of the financial services industry and of corporate governance, and his knowledge of the culture, language, business environment and economic system and policies of the PRC.

In nominating Mr. Sean Shao for election as a director, our Board focused on his value as an audit committee financial expert, his experience with audit firms and auditors, his experience as a director of other companies, his value as an independent director and his knowledge of the culture, language, business environment and economic system and policies of the PRC.

Corporate Governance and Nominating Committee, page 6

Comment 32.
Please provide the disclosure required by Item 407(c)(2)(vi) of Regulation S-K regarding your nominating committee’s process for identifying and evaluating director nominees. Please make sure to state whether the committee considers diversity in identifying director nominees, whether the committee has a related policy, and if so, how such policy is implemented.

August 31, 2010

Response:        The Company acknowledges the comment of the Staff and in its future proxy statements will include disclosure substantially like the following:

In considering candidates for the Company’s Board of Directors, the Nominating Committee seeks to provide individuals who can bring an independent point of view, who have expertise that is of value to the Company and who can contribute to the Company’s successful execution of its business plan.  With respect to each candidate, the Company reviews the individual’s past employment history and other activities.  The Committee makes an assessment with respect to independence for those director candidates for whom independence is a necessary qualification.  Each candidate must complete a director and officer questionnaire.  Because one of the Company’s shareholders and one of the Company’s lenders each have a right to nominate directors, the Nominating Committee considers these candidates in the context of their director and officer questionnaires.  Ultimately, the Committee considers the director and officer questionnaires of all candidates.  At the end of its process, the Nominating Committee provides a recommendation to the Board of Directors in which the nominees and the Committee’s evaluation of them are described in detail similar to the summary disclosure provided elsewhere in this proxy statement.

Neither the Company nor the Nominating Committee has a policy with respect to diversity in identifying director nominees.  The Committee does not consider the lack of such a policy a limitation and does consider diversity in selecting nominees.  In the case of the Company, however, because it is a company whose operations are in China and whose employees are all Chinese-speaking, it is important that the Company include on its Board of Directors those who are conversant both in English and in Chinese, as well as those who may not be conversant in Chinese but who have valuable expertise.  In the context of the Company, the Committee believes it has created a properly diversified slate of candidates.

Comment 33.
Please provide the disclosure required by Item 407(h) of regulation S-K regarding your board leadership structure and its role in risk oversight. In this regard, we note that Guohua Ku serves as both your Chief Executive Officer and Chairman of the Board.

Response:           We acknowledge the Staff’s comment and agree that, as appropriate, the Company’s future filings will, in accordance with Item 407(c) (2)(vi) of Regulation S-K, provide disclosure substantially similar to the following:

August 31, 2010

Board Leadership Structure and Role in Risk Oversight.

Our Chief Executive Officer, Guohua Ku, also serves as the Chairman of the Board of Directors. We believe that having our Chief Executive Officer also holding the position of Chairman is important in underscoring his authority to our customers, our vendors and our employees and in our markets generally and is expected in the PRC, the market in which all of the Company’s operations occur.  We also believe that this structure enhances our day to day operating effectiveness and allows the Board to have better control of the direction of management.

 The Board’s role in our risk oversight process includes receiving regular reports from members of management on areas of material risk to the Company, including operational, financial, legal and regulatory, and strategic risks. The full Board or the appropriate committee receives these reports from management to enable it to understand our risk identification, risk management and risk mitigation strategies. When a committee receives the report, the chairman of the relevant committee reports on the discussion to the full Board during the committee reports portion of the next Board meeting. This enables the Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Executive Compensation, page 8

Summary Compensation Table, page 8

Comment 34.	Please provide the disclosure explaining why your Chief Financial Officer’s salary is significantly greater than your Chief Executive Officer’s salary. Refer to Item 402(0) of Regulation S-K.

Response:        The Company acknowledges the comment of the Staff.  In connection with the disclosure already contained with respect to the Chief Financial Officer’s salary, the Company will provide further disclosure in its future proxy statements substantially like the following:

In engaging its Chief Financial Officer, the Company determined that it would pay the salary identified above, even though the salary is greater than that of the Chief Executive Officer, both because the Chief Financial Officer is resident in the United States and is the Company’s interface to the financial community and is required to travel frequently to and from China, but also because the Chief Executive Officer, as the founder of the Company, holds a significant number of shares of the Company’s common stock and, therefore, determined that he did not require compensation greater than what he receives, especially in view of the general compensation levels and policies of the Company for all of its employees resident in China.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Comment 35.
We note that your disclosure in your Form 8-K filed on May 5, 2010 that you entered into a material loan agreement with Industrial Bank Co., Ltd., Xi’an Branch. Please confirm that you will file a copy of this agreement with your next periodic report. Refer to Item 601(b)(10) of Regulation S-K.

August 31, 2010

Response:        A copy of this agreement was filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2010.

We have also included with this letter a written statement from the Company acknowledging the items requested at page 7 of the comment letter of August 3, 2010.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. James Thornton at (404) 527-8118.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

Attachments

cc:	Tony Peng, CFO, China Recycling Energy Corp.
Jeffrey Li, Esq.
James L. Thornton, Esq.

CHINA RECYCLING ENERGY CORPORATION AND SUBSIDIARIES	Response to Comment 10
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common stock
	Shares	Amount	Paid in capital	Statutory reserves	Other comprehensive income	Accumulated retained earning (deficit)	Total	Noncontrolling interest

Balance at January 1, 2008	25,015,089	$25,015	$19,070,908	$832,467	$1,718,260	$(4,338,441)	$17,308,209	$15,080

Shares issued for capital contribution	11,410,005	11,410	14,020,848	-	-	-	14,032,258	-

Stock compensation expense related to stock options	-	-	1,436,533	-	-	-	1,436,533	-

Net income (loss) for the year	-	-	-	-	-	(2,219,664)	(2,219,664)	83

Transfer to statutory reserves	-	-	-	486,819	-	(486,819)	-	-

Foreign currency translation gain	-	-	-	-	1,864,327	-	1,864,327	1,016

Balance at December 31, 2008	36,425,094	36,425	34,528,289	1,319,286	3,582,587	(7,044,924)	32,421,663	16,179

Shares issued for capital contribution	2,352,941	2,354	1,997,646	-	-	-	2,000,000	-

Compensation expenses related to stock options and warrants	-	-	1,793,228	-	-	-	1,793,228	-

Purchase of Xingtai Huaxing shares from noncontrolling interest	-	-	-	-	-	-	-	(16,179)

Capital contribution from noncontrolling interest into Erdos TCH	-	-	-	-	-	-	-	263,613
				-
Net income for the year	-	-	-	-	-	9,709,276	9,709,276	352,480

Transfer to statutory reserves	-	-	-	1,178,438	-	(1,178,438)	-	-

Foreign currency translation gain	-	-	-	-	126,903	-	126,903	145

Balance at December 31, 2009	38,778,035	$38,779	$38,319,163	$2,497,724	$3,709,490	$1,485,914	$46,051,070	$616,237

CHINA RECYCLING ENERGY CORP	Response to Comment 11
FOR THE YEAR ENDED DECEMBER 31, 2009

Reconciliation of items in cash flow in regards to constructing, sales/leasing of the power generating systems

	RMB	RMB	RMB	RMB	RMB
Relevant balance sheet account items	Balance at 12/31/2008	Balance at 12/31/2009	net changes	investing activities	non-cash

Gross investment (interest receivable)	168,854,289.71	389,594,389.12	(220,740,099.41)	(220,740,099.41)

Unearned interest	(168,291,077.37)	(386,606,192.10)	218,315,114.73	218,315,114.73

Net investment receivable-TRT	58,979,170.29	52,065,734.41	6,913,435.88	6,913,435.88

Net investment receivable-Tongchuan	55,900,000.00	49,054,933.88	6,845,066.12	6,845,066.12

Net investment receivable-Jingyang	-	61,763,920.30	(61,763,920.30)	(36,263,920.30)	(25,500,000.00)

Net investment receivable-Shenmu	-	125,236,287.44	(125,236,287.44)	(35,236,287.44)	(90,000,000.00)

Net investment receivable-Erdos phase I	-	70,660,969.36	(70,660,969.36)	(70,660,969.36)

Interest paid in advance on Erdos phase II	-	2,433,281.21	(2,433,281.21)	(4,130,000.00)	1,696,718.79

Inventory	72,000,000.00	-	72,000,000.00	-	72,000,000.00

Advance to suppliers	18,063,088.00	403,436.00	17,659,652.00	(340,348.00)	18,000,000.00

Construction in progress	25,500,000.00	238,023,166.99	(212,523,166.99)	(236,326,448.20)	25,500,000.00
					(1,696,718.79)

Relevant cash flow items:				RMB	US$

Increase in interest receivable on sales type lease (recorded in operating activities)				(2,424,984.68)	(355,220.63)

Cash used in gross investment in sales type lease				(128,402,675.10)	(18,796,831.00)

Cash used in construction in progress				(236,326,448.20)	(34,596,171.60)

Erdos 1st 9MW	Response to Comment 18

Compound Period:	Monthly

Nominal Annual Rate:	21.535%
Effective Annual Rate:	23.793%
Periodic Rate:	1.79461%
Daily Rate:	0.05900%

CASH FLOW DATA

	Event	Date	Amount	Number	Period	End Date
1	Loan	12/31/2009	70,660,969.36	1
2	Payment	1/25/2010	1,282,051.28	240	Monthly	12/25/2029

AMORTIZATION SCHEDULE - Normal Amortization

	Date	Payment	Interest	Principal	Balance
Loan	12/31/2009				70,660,969.36
2009 Totals		0.00	0.00	0.00

1	1/25/2010	1,282,051.28	1,042,263.10	239,788.18	70,421,181.18
2	2/25/2010	1,282,051.28	1,263,783.52	18,267.76	70,402,913.42
3	3/25/2010	1,282,051.28	1,263,455.69	18,595.59	70,384,317.83
4	4/25/2010	1,282,051.28	1,263,121.97	18,929.31	70,365,388.52
5	5/25/2010	1,282,051.28	1,262,782.26	19,269.02	70,346,119.50
6	6/25/2010	1,282,051.28	1,262,436.46	19,614.82	70,326,504.68
7	7/25/2010	1,282,051.28	1,262,084.45	19,966.83	70,306,537.85
8	8/25/2010	1,282,051.28	1,261,726.12	20,325.16	70,286,212.69
9	9/25/2010	1,282,051.28	1,261,361.37	20,689.91	70,265,522.78
10	10/25/2010	1,282,051.28	1,260,990.07	21,061.21	70,244,461.57
11	11/25/2010	1,282,051.28	1,260,612.10	21,439.18	70,223,022.39
12	12/25/2010	1,282,051.28	1,260,227.35	21,823.93	70,201,198.46
2010 Totals		15,384,615.36	14,924,844.46	459,770.90

13	1/25/2011	1,282,051.28	1,259,835.70	22,215.58	70,178,982.88
14	2/25/2011	1,282,051.28	1,259,437.01	22,614.27	70,156,368.61
15	3/25/2011	1,282,051.28	1,259,031.18	23,020.10	70,133,348.51
16	4/25/2011	1,282,051.28	1,258,618.06	23,433.22	70,109,915.29
17	5/25/2011	1,282,051.28	1,258,197.52	23,853.76	70,086,061.53
18	6/25/2011	1,282,051.28	1,257,769.44	24,281.84	70,061,779.69

19	7/25/2011	1,282,051.28	1,257,333.68	24,717.60	70,037,062.09
20	8/25/2011	1,282,051.28	1,256,890.09	25,161.19	70,011,900.90
21	9/25/2011	1,282,051.28	1,256,438.55	25,612.73	69,986,288.17
22	10/25/2011	1,282,051.28	1,255,978.90	26,072.38	69,960,215.79
23	11/25/2011	1,282,051.28	1,255,511.00	26,540.28	69,933,675.51
24	12/25/2011	1,282,051.28	1,255,034.71	27,016.57	69,906,658.94
2011 Totals		15,384,615.36	15,090,075.84	294,539.52

25	1/25/2012	1,282,051.28	1,254,549.87	27,501.41	69,879,157.53
26	2/25/2012	1,282,051.28	1,254,056.33	27,994.95	69,851,162.58
27	3/25/2012	1,282,051.28	1,253,553.93	28,497.35	69,822,665.23
28	4/25/2012	1,282,051.28	1,253,042.51	29,008.77	69,793,656.46
29	5/25/2012	1,282,051.28	1,252,521.92	29,529.36	69,764,127.10
30	6/25/2012	1,282,051.28	1,251,991.98	30,059.30	69,734,067.80
31	7/25/2012	1,282,051.28	1,251,452.54	30,598.74	69,703,469.06
32	8/25/2012	1,282,051.28	1,250,903.41	31,147.87	69,672,321.19
33	9/25/2012	1,282,051.28	1,250,344.43	31,706.85	69,640,614.34
34	10/25/2012	1,282,051.28	1,249,775.41	32,275.87	69,608,338.47
35	11/25/2012	1,282,051.28	1,249,196.19	32,855.09	69,575,483.38
36	12/25/2012	1,282,051.28	1,248,606.57	33,444.71	69,542,038.67
2012 Totals		15,384,615.36	15,019,995.09	364,620.27

37	1/25/2013	1,282,051.28	1,248,006.37	34,044.91	69,507,993.76
38	2/25/2013	1,282,051.28	1,247,395.40	34,655.88	69,473,337.88
39	3/25/2013	1,282,051.28	1,246,773.46	35,277.82	69,438,060.06
40	4/25/2013	1,282,051.28	1,246,140.36	35,910.92	69,402,149.14
41	5/25/2013	1,282,051.28	1,245,495.90	36,555.38	69,365,593.76
42	6/25/2013	1,282,051.28	1,244,839.87	37,211.41	69,328,382.35
43	7/25/2013	1,282,051.28	1,244,172.08	37,879.20	69,290,503.15
44	8/25/2013	1,282,051.28	1,243,492.29	38,558.99	69,251,944.16
45	9/25/2013	1,282,051.28	1,242,800.31	39,250.97	69,212,693.19
46	10/25/2013	1,282,051.28	1,242,095.91	39,955.37	69,172,737.82
47	11/25/2013	1,282,051.28	1,241,378.87	40,672.41	69,132,065.41
48	12/25/2013	1,282,051.28	1,240,648.96	41,402.32	69,090,663.09
2013 Totals		15,384,615.36	14,933,239.78	451,375.58

49	1/25/2014	1,282,051.28	1,239,905.95	42,145.33	69,048,517.76
50	2/25/2014	1,282,051.28	1,239,149.61	42,901.67	69,005,616.09
51	3/25/2014	1,282,051.28	1,238,379.69	43,671.59	68,961,944.50
52	4/25/2014	1,282,051.28	1,237,595.96	44,455.32	68,917,489.18
53	5/25/2014	1,282,051.28	1,236,798.16	45,253.12	68,872,236.06
54	6/25/2014	1,282,051.28	1,235,986.04	46,065.24	68,826,170.82
55	7/25/2014	1,282,051.28	1,235,159.35	46,891.93	68,779,278.89

56	8/25/2014	1,282,051.28	1,234,317.83	47,733.45	68,731,545.44
57	9/25/2014	1,282,051.28	1,233,461.20	48,590.08	68,682,955.36
58	10/25/2014	1,282,051.28	1,232,589.20	49,462.08	68,633,493.28
59	11/25/2014	1,282,051.28	1,231,701.55	50,349.73	68,583,143.55
60	12/25/2014	1,282,051.28	1,230,797.97	51,253.31	68,531,890.24
2014 Totals		15,384,615.36	14,825,842.51	558,772.85

61	1/25/2015	1,282,051.28	1,229,878.17	52,173.11	68,479,717.13
62	2/25/2015	1,282,051.28	1,228,941.87	53,109.41	68,426,607.72
63	3/25/2015	1,282,051.28	1,227,988.76	54,062.52	68,372,545.20
64	4/25/2015	1,282,051.28	1,227,018.55	55,032.73	68,317,512.47
65	5/25/2015	1,282,051.28	1,226,030.93	56,020.35	68,261,492.12
66	6/25/2015	1,282,051.28	1,225,025.59	57,025.69	68,204,466.43
67	7/25/2015	1,282,051.28	1,224,002.20	58,049.08	68,146,417.35
68	8/25/2015	1,282,051.28	1,222,960.45	59,090.83	68,087,326.52
69	9/25/2015	1,282,051.28	1,221,900.00	60,151.28	68,027,175.24
70	10/25/2015	1,282,051.28	1,220,820.52	61,230.76	67,965,944.48
71	11/25/2015	1,282,051.28	1,219,721.67	62,329.61	67,903,614.87
72	12/25/2015	1,282,051.28	1,218,603.10	63,448.18	67,840,166.69
2015 Totals		15,384,615.36	14,692,891.81	691,723.55

73	1/25/2016	1,282,051.28	1,217,464.45	64,586.83	67,775,579.86
74	2/25/2016	1,282,051.28	1,216,305.37	65,745.91	67,709,833.95
75	3/25/2016	1,282,051.28	1,215,125.49	66,925.79	67,642,908.16
76	4/25/2016	1,282,051.28	1,213,924.44	68,126.84	67,574,781.32
77	5/25/2016	1,282,051.28	1,212,701.83	69,349.45	67,505,431.87
78	6/25/2016	1,282,051.28	1,211,457.28	70,594.00	67,434,837.87
79	7/25/2016	1,282,051.28	1,210,190.39	71,860.89	67,362,976.98
80	8/25/2016	1,282,051.28	1,208,900.77	73,150.51	67,289,826.47
81	9/25/2016	1,282,051.28	1,207,588.01	74,463.27	67,215,363.20
82	10/25/2016	1,282,051.28	1,206,251.68	75,799.60	67,139,563.60
83	11/25/2016	1,282,051.28	1,204,891.38	77,159.90	67,062,403.70
84	12/25/2016	1,282,051.28	1,203,506.66	78,544.62	66,983,859.08
2016 Totals		15,384,615.36	14,528,307.75	856,307.61

85	1/25/2017	1,282,051.28	1,202,097.10	79,954.18	66,903,904.90
86	2/25/2017	1,282,051.28	1,200,662.23	81,389.05	66,822,515.85
87	3/25/2017	1,282,051.28	1,199,201.62	82,849.66	66,739,666.19
88	4/25/2017	1,282,051.28	1,197,714.79	84,336.49	66,655,329.70
89	5/25/2017	1,282,051.28	1,196,201.28	85,850.00	66,569,479.70
90	6/25/2017	1,282,051.28	1,194,660.61	87,390.67	66,482,089.03
91	7/25/2017	1,282,051.28	1,193,092.29	88,958.99	66,393,130.04
92	8/25/2017	1,282,051.28	1,191,495.83	90,555.45	66,302,574.59

93	9/25/2017	1,282,051.28	1,189,870.72	92,180.56	66,210,394.03
94	10/25/2017	1,282,051.28	1,188,216.44	93,834.84	66,116,559.19
95	11/25/2017	1,282,051.28	1,186,532.47	95,518.81	66,021,040.38
96	12/25/2017	1,282,051.28	1,184,818.28	97,233.00	65,923,807.38
2017 Totals		15,384,615.36	14,324,563.66	1,060,051.70

97	1/25/2018	1,282,051.28	1,183,073.33	98,977.95	65,824,829.43
98	2/25/2018	1,282,051.28	1,181,297.07	100,754.21	65,724,075.22
99	3/25/2018	1,282,051.28	1,179,488.92	102,562.36	65,621,512.86
100	4/25/2018	1,282,051.28	1,177,648.33	104,402.95	65,517,109.91
101	5/25/2018	1,282,051.28	1,175,774.71	106,276.57	65,410,833.34
102	6/25/2018	1,282,051.28	1,173,867.46	108,183.82	65,302,649.52
103	7/25/2018	1,282,051.28	1,171,925.99	110,125.29	65,192,524.23
104	8/25/2018	1,282,051.28	1,169,949.67	112,101.61	65,080,422.62
105	9/25/2018	1,282,051.28	1,167,937.89	114,113.39	64,966,309.23
106	10/25/2018	1,282,051.28	1,165,890.00	116,161.28	64,850,147.95
107	11/25/2018	1,282,051.28	1,163,805.36	118,245.92	64,731,902.03
108	12/25/2018	1,282,051.28	1,161,683.31	120,367.97	64,611,534.06
2018 Totals		15,384,615.36	14,072,342.04	1,312,273.32

109	1/25/2019	1,282,051.28	1,159,523.18	122,528.10	64,489,005.96
110	2/25/2019	1,282,051.28	1,157,324.28	124,727.00	64,364,278.96
111	3/25/2019	1,282,051.28	1,155,085.92	126,965.36	64,237,313.60
112	4/25/2019	1,282,051.28	1,152,807.39	129,243.89	64,108,069.71
113	5/25/2019	1,282,051.28	1,150,487.97	131,563.31	63,976,506.40
114	6/25/2019	1,282,051.28	1,148,126.93	133,924.35	63,842,582.05
115	7/25/2019	1,282,051.28	1,145,723.51	136,327.77	63,706,254.28
116	8/25/2019	1,282,051.28	1,143,276.97	138,774.31	63,567,479.97
117	9/25/2019	1,282,051.28	1,140,786.51	141,264.77	63,426,215.20
118	10/25/2019	1,282,051.28	1,138,251.37	143,799.91	63,282,415.29
119	11/25/2019	1,282,051.28	1,135,670.72	146,380.56	63,136,034.73
120	12/25/2019	1,282,051.28	1,133,043.77	149,007.51	62,987,027.22
2019 Totals		15,384,615.36	13,760,108.52	1,624,506.84

121	1/25/2020	1,282,051.28	1,130,369.67	151,681.61	62,835,345.61
122	2/25/2020	1,282,051.28	1,127,647.58	154,403.70	62,680,941.91
123	3/25/2020	1,282,051.28	1,124,876.64	157,174.64	62,523,767.27
124	4/25/2020	1,282,051.28	1,122,055.97	159,995.31	62,363,771.96
125	5/25/2020	1,282,051.28	1,119,184.68	162,866.60	62,200,905.36
126	6/25/2020	1,282,051.28	1,116,261.87	165,789.41	62,035,115.95
127	7/25/2020	1,282,051.28	1,113,286.60	168,764.68	61,866,351.27
128	8/25/2020	1,282,051.28	1,110,257.94	171,793.34	61,694,557.93
129	9/25/2020	1,282,051.28	1,107,174.92	174,876.36	61,519,681.57

130	10/25/2020	1,282,051.28	1,104,036.58	178,014.70	61,341,666.87
131	11/25/2020	1,282,051.28	1,100,841.91	181,209.37	61,160,457.50
132	12/25/2020	1,282,051.28	1,097,589.92	184,461.36	60,975,996.14
2020 Totals		15,384,615.36	13,373,584.28	2,011,031.08

133	1/25/2021	1,282,051.28	1,094,279.56	187,771.72	60,788,224.42
134	2/25/2021	1,282,051.28	1,090,909.80	191,141.48	60,597,082.94
135	3/25/2021	1,282,051.28	1,087,479.56	194,571.72	60,402,511.22
136	4/25/2021	1,282,051.28	1,083,987.76	198,063.52	60,204,447.70
137	5/25/2021	1,282,051.28	1,080,433.30	201,617.98	60,002,829.72
138	6/25/2021	1,282,051.28	1,076,815.05	205,236.23	59,797,593.49
139	7/25/2021	1,282,051.28	1,073,131.86	208,919.42	59,588,674.07
140	8/25/2021	1,282,051.28	1,069,382.58	212,668.70	59,376,005.37
141	9/25/2021	1,282,051.28	1,065,566.01	216,485.27	59,159,520.10
142	10/25/2021	1,282,051.28	1,061,680.95	220,370.33	58,939,149.77
143	11/25/2021	1,282,051.28	1,057,726.17	224,325.11	58,714,824.66
144	12/25/2021	1,282,051.28	1,053,700.42	228,350.86	58,486,473.80
2021 Totals		15,384,615.36	12,895,093.02	2,489,522.34

145	1/25/2022	1,282,051.28	1,049,602.42	232,448.86	58,254,024.94
146	2/25/2022	1,282,051.28	1,045,430.87	236,620.41	58,017,404.53
147	3/25/2022	1,282,051.28	1,041,184.46	240,866.82	57,776,537.71
148	4/25/2022	1,282,051.28	1,036,861.85	245,189.43	57,531,348.28
149	5/25/2022	1,282,051.28	1,032,461.66	249,589.62	57,281,758.66
150	6/25/2022	1,282,051.28	1,027,982.51	254,068.77	57,027,689.89
151	7/25/2022	1,282,051.28	1,023,422.98	258,628.30	56,769,061.59
152	8/25/2022	1,282,051.28	1,018,781.61	263,269.67	56,505,791.92
153	9/25/2022	1,282,051.28	1,014,056.96	267,994.32	56,237,797.60
154	10/25/2022	1,282,051.28	1,009,247.51	272,803.77	55,964,993.83
155	11/25/2022	1,282,051.28	1,004,351.76	277,699.52	55,687,294.31
156	12/25/2022	1,282,051.28	999,368.14	282,683.14	55,404,611.17
2022 Totals		15,384,615.36	12,302,752.73	3,081,862.63

157	1/25/2023	1,282,051.28	994,295.09	287,756.19	55,116,854.98
158	2/25/2023	1,282,051.28	989,131.00	292,920.28	54,823,934.70
159	3/25/2023	1,282,051.28	983,874.23	298,177.05	54,525,757.65
160	4/25/2023	1,282,051.28	978,523.12	303,528.16	54,222,229.49
161	5/25/2023	1,282,051.28	973,075.98	308,975.30	53,913,254.19
162	6/25/2023	1,282,051.28	967,531.09	314,520.19	53,598,734.00
163	7/25/2023	1,282,051.28	961,886.69	320,164.59	53,278,569.41
164	8/25/2023	1,282,051.28	956,140.99	325,910.29	52,952,659.12
165	9/25/2023	1,282,051.28	950,292.18	331,759.10	52,620,900.02
166	10/25/2023	1,282,051.28	944,338.41	337,712.87	52,283,187.15

167	11/25/2023	1,282,051.28	938,277.79	343,773.49	51,939,413.66
168	12/25/2023	1,282,051.28	932,108.41	349,942.87	51,589,470.79
2023 Totals		15,384,615.36	11,569,474.98	3,815,140.38

169	1/25/2024	1,282,051.28	925,828.31	356,222.97	51,233,247.82
170	2/25/2024	1,282,051.28	919,435.51	362,615.77	50,870,632.05
171	3/25/2024	1,282,051.28	912,927.98	369,123.30	50,501,508.75
172	4/25/2024	1,282,051.28	906,303.66	375,747.62	50,125,761.13
173	5/25/2024	1,282,051.28	899,560.47	382,490.81	49,743,270.32
174	6/25/2024	1,282,051.28	892,696.26	389,355.02	49,353,915.30
175	7/25/2024	1,282,051.28	885,708.87	396,342.41	48,957,572.89
176	8/25/2024	1,282,051.28	878,596.08	403,455.20	48,554,117.69
177	9/25/2024	1,282,051.28	871,355.65	410,695.63	48,143,422.06
178	10/25/2024	1,282,051.28	863,985.27	418,066.01	47,725,356.05
179	11/25/2024	1,282,051.28	856,482.63	425,568.65	47,299,787.40
180	12/25/2024	1,282,051.28	848,845.35	433,205.93	46,866,581.47
2024 Totals		15,384,615.36	10,661,726.04	4,722,889.32

181	1/25/2025	1,282,051.28	841,071.00	440,980.28	46,425,601.19
182	2/25/2025	1,282,051.28	833,157.14	448,894.14	45,976,707.05
183	3/25/2025	1,282,051.28	825,101.25	456,950.03	45,519,757.02
184	4/25/2025	1,282,051.28	816,900.79	465,150.49	45,054,606.53
185	5/25/2025	1,282,051.28	808,553.17	473,498.11	44,581,108.42
186	6/25/2025	1,282,051.28	800,055.74	481,995.54	44,099,112.88
187	7/25/2025	1,282,051.28	791,405.81	490,645.47	43,608,467.41
188	8/25/2025	1,282,051.28	782,600.66	499,450.62	43,109,016.79
189	9/25/2025	1,282,051.28	773,637.48	508,413.80	42,600,602.99
190	10/25/2025	1,282,051.28	764,513.45	517,537.83	42,083,065.16
191	11/25/2025	1,282,051.28	755,225.68	526,825.60	41,556,239.56
192	12/25/2025	1,282,051.28	745,771.23	536,280.05	41,019,959.51
2025 Totals		15,384,615.36	9,537,993.40	5,846,621.96

193	1/25/2026	1,282,051.28	736,147.11	545,904.17	40,474,055.34
194	2/25/2026	1,282,051.28	726,350.27	555,701.01	39,918,354.33
195	3/25/2026	1,282,051.28	716,377.62	565,673.66	39,352,680.67
196	4/25/2026	1,282,051.28	706,226.00	575,825.28	38,776,855.39
197	5/25/2026	1,282,051.28	695,892.20	586,159.08	38,190,696.31
198	6/25/2026	1,282,051.28	685,372.95	596,678.33	37,594,017.98
199	7/25/2026	1,282,051.28	674,664.92	607,386.36	36,986,631.62
200	8/25/2026	1,282,051.28	663,764.72	618,286.56	36,368,345.06
201	9/25/2026	1,282,051.28	652,668.90	629,382.38	35,738,962.68
202	10/25/2026	1,282,051.28	641,373.96	640,677.32	35,098,285.36
203	11/25/2026	1,282,051.28	629,876.32	652,174.96	34,446,110.40

204	12/25/2026	1,282,051.28	618,172.35	663,878.93	33,782,231.47
2026 Totals		15,384,615.36	8,146,887.32	7,237,728.04

205	1/25/2027	1,282,051.28	606,258.33	675,792.95	33,106,438.52
206	2/25/2027	1,282,051.28	594,130.50	687,920.78	32,418,517.74
207	3/25/2027	1,282,051.28	581,785.02	700,266.26	31,718,251.48
208	4/25/2027	1,282,051.28	569,218.00	712,833.28	31,005,418.20
209	5/25/2027	1,282,051.28	556,425.44	725,625.84	30,279,792.36
210	6/25/2027	1,282,051.28	543,403.31	738,647.97	29,541,144.39
211	7/25/2027	1,282,051.28	530,147.48	751,903.80	28,789,240.59
212	8/25/2027	1,282,051.28	516,653.76	765,397.52	28,023,843.07
213	9/25/2027	1,282,051.28	502,917.88	779,133.40	27,244,709.67
214	10/25/2027	1,282,051.28	488,935.50	793,115.78	26,451,593.89
215	11/25/2027	1,282,051.28	474,702.18	807,349.10	25,644,244.79
216	12/25/2027	1,282,051.28	460,213.44	821,837.84	24,822,406.95
2027 Totals		15,384,615.36	6,424,790.84	8,959,824.52

217	1/25/2028	1,282,051.28	445,464.68	836,586.60	23,985,820.35
218	2/25/2028	1,282,051.28	430,451.24	851,600.04	23,134,220.31
219	3/25/2028	1,282,051.28	415,168.36	866,882.92	22,267,337.39
220	4/25/2028	1,282,051.28	399,611.22	882,440.06	21,384,897.33
221	5/25/2028	1,282,051.28	383,774.89	898,276.39	20,486,620.94
222	6/25/2028	1,282,051.28	367,654.36	914,396.92	19,572,224.02
223	7/25/2028	1,282,051.28	351,244.52	930,806.76	18,641,417.26
224	8/25/2028	1,282,051.28	334,540.20	947,511.08	17,693,906.18
225	9/25/2028	1,282,051.28	317,536.10	964,515.18	16,729,391.00
226	10/25/2028	1,282,051.28	300,226.84	981,824.44	15,747,566.56
227	11/25/2028	1,282,051.28	282,606.95	999,444.33	14,748,122.23
228	12/25/2028	1,282,051.28	264,670.85	1,017,380.43	13,730,741.80
2028 Totals		15,384,615.36	4,292,950.21	11,091,665.15

229	1/25/2029	1,282,051.28	246,412.87	1,035,638.41	12,695,103.39
230	2/25/2029	1,282,051.28	227,827.23	1,054,224.05	11,640,879.34
231	3/25/2029	1,282,051.28	208,908.05	1,073,143.23	10,567,736.11
232	4/25/2029	1,282,051.28	189,649.34	1,092,401.94	9,475,334.17
233	5/25/2029	1,282,051.28	170,045.02	1,112,006.26	8,363,327.91
234	6/25/2029	1,282,051.28	150,088.88	1,131,962.40	7,231,365.51
235	7/25/2029	1,282,051.28	129,774.60	1,152,276.68	6,079,088.83
236	8/25/2029	1,282,051.28	109,095.76	1,172,955.52	4,906,133.31
237	9/25/2029	1,282,051.28	88,045.82	1,194,005.46	3,712,127.85
238	10/25/2029	1,282,051.28	66,618.11	1,215,433.17	2,496,694.68
239	11/25/2029	1,282,051.28	44,805.86	1,237,245.42	1,259,449.26
240	12/25/2029	1,282,051.28	22,602.02	1,259,449.26	0.00
2029 Totals		15,384,615.36	1,653,873.56	13,730,741.80

Grand Totals		307,692,307.20	237,031,337.84	70,660,969.36

2009Q4	2010	15,384,615.36	14,924,844.46	459,770.90
	2011	15,384,615.36	15,090,075.84	294,539.52
	2012	15,384,615.36	15,019,995.09	364,620.27
	2013	15,384,615.36	14,933,239.78	451,375.58
	2014	15,384,615.36	14,825,842.51	558,772.85
	Thereafter	230,769,230.40	162,237,340.16	68,531,890.24

	Total	307,692,307.20	237,031,337.84	70,660,969.36	70,660,969.36	0.00

	Paid	0.00	0.00	0.00

Response to Comments 25 and 26

19. STOCK-BASED COMPENSATION PLAN

On November 13, 2007, the Company approved the 2007 Non-statutory Stock Option Plan, which was later amended and restated in August 2008 (the “2007 Plan”), and granted 3,000,000 options to acquire the Company’s common stock at $1.23 per share to twenty (20) managerial and non-managerial employees under the 2007 Plan.

 The vesting terms of options granted under the 2007 Plan are subject to the Non-Statutory Stock Option Agreements for managerial and non-managerial employees. For managerial employees, no more than 15% of the total stock options shall vest and become exercisable on the six month anniversary of the grant date. An additional 15% and 50% of the total stock options shall vest and become exercisable on the first and second year anniversary of the grant date, respectively. The remaining 20% of the total stock options shall vest and become exercisable on the third year anniversary of the grant date. For non-managerial employees, no more than 30% of the total stock options shall vest and become exercisable on the first year anniversary of the grant date. An additional 50% of the total stock options shall vest and become exercisable on the second year anniversary of the grant date. The remaining 20% of the total stock options shall vest and become exercisable on the third year anniversary of the grant date. Each stock option shall become vested and exercisable over a period of no longer than five years from the grant date.

Based on the fair value method under SFAS No. 123 (Revised) “Share Based Payment” (“SFAS 123(R)”), codified in FASB ASC Topic 718, the fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model has assumptions for risk free interest rates, dividends, stock volatility and expected life of an option grant. The risk free interest rate is based upon market yields for United States Treasury debt securities at a maturity near the term remaining on the option. Dividend rates are based on the Company’s dividend history. The stock volatility factor is based on the historical volatility of the Company’s stock price. The expected life of an option grant is based on management’s estimate as no options have been exercised in the Plan to date. The fair value of each option grant to employees is calculated by the Black-Scholes method and is recognized as compensation expense over the vesting period of each stock option award. For stock options issued, the fair value was estimated at the date of grant using the following range of assumptions:

The options vest over three years and have a life of 5 years. The fair value of the options was calculated using the following assumptions, estimated life of five years, volatility of 100%, risk free interest rate of 3.76%, and dividend yield of 0%. No estimate of forfeitures was made as the Company has a short history of granting options.

Effective June 25, 2008, the Company cancelled all vested shares and accepted optionees’ forfeiture of any unvested shares underlying the currently outstanding options.

On August 4, 2008, the Company granted stock options to acquire an aggregate amount of 3,000,000 shares of the Company’s common stock, par value $0.001, at $0.80 per share to 17 employees under the 2007 Plan. The options vest over a period of three years and have a life of 5 years. The fair value of the options was calculated using the following assumptions, estimated life of five years, volatility of 100%, risk free interest rate of 2.76%, and dividend yield of 0%. No estimate of forfeitures was made as the Company has a short history of granting options. The options were accounted as a modification to the options that were cancelled on June 25, 2008. The grant date fair value of options was $5.04 million.

On November 9 and 11, 2009, the Company and three optionees agreed to cancel vested but unexercised options for 87,000 vested but not exercised shares and forfeit unvested options for 203,000 unvested shares.  On November 11, 2009, the Company granted options to two other employees for 290,000 shares of the Company's common stock with an exercise price of $2.35 per share. The options vest over a period of three years and have a life of 5 years. The fair value of the options was calculated using the following assumptions, estimated life of five years, volatility of 100%, risk free interest rate of 3.84%, and dividend yield of 0%. The grant date fair value of options was $518,513.

The following table summarizes activity for employees in the Company’s Plan for 2009:

	Number of Shares	Weighted Average Exercise Price per Share	Weighed Average Remaining Contractual Term in Years
Outstanding at January 1, 2008	3,000,000	$1.23	4.87
Granted	-	-	-
Exercised	-	-	-
Cancelled vested shares	(450,000)	1.23	-
Forfeited unvested shares	(2,550,000)	1.23	-
Granted	3,000,000	0.80	5.00
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2008	3,000,000	0.80	4.59
Exercisable at December 31, 2008	-	-	-
Granted	290,000	2.35	5.00
Exercised	-	-	-
Cancelled vested options	(87,000)	0.80	-
Forfeited	(203,000)	0.80	-
Outstanding at December 31, 2009	3,000,000	$0.95	3.71
Exercisable at December 31, 2009	813,000	$0.80	3.59

Options that were vested and exercisable at December 31, 2009 were 813,000 shares, weighted average exercise price of $0.80, aggregate intrinsic value of $2,699,160, and weighted-average remaining contractual term of 3.59 years.  Options that were expected to vest at December 31, 2009 were 2,187,000 shares, weighted average exercise price of $1.01, aggregate intrinsic value of $6,811,340, and weighted-average remaining contractual term of 3.76 years.

On October 30, 2009, the Company granted stock options to acquire 130,000 shares of the Company’s common stock, par value $0.001, at $1.85 per share to 3 independent directors. The options shall vest and become exercisable on the six-month anniversary of the grant date with a life of 5 years. The fair value of the options was calculated using the following assumptions: estimated life of five years, volatility of 100%, risk free interest rate of 3.54%, and dividend yield of 0%. The grant date fair value of options was $183,000.

The following table summarizes activity for independent directors in the Company’s Plan for the year ended December 31, 2009:

	Number of Shares	Average Exercise Price per Share	Weighed Average Remaining Contractual Term in Years
Outstanding at January 1, 2009	-	$-	-
Granted	130,000	1.85	5.00
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2009	130,000	$1.85	4.97
Exercisable at December 31, 2009	-	$-

Options that were expected to vest at December 31, 2009 were 130,000 shares, weighted average exercise price of $1.85, aggregate intrinsic value of $295,100, and weighted-average remaining contractual term of 4.97 years.

On October 1, 2009, the Company granted warrants to acquire an aggregate amount of 200,000 shares of the Company’s common stock, par value $0.001, at $1.50 per share to certain investor relations firms. The warrants are exercisable, in whole or in part, at any time and from time to time from and after July 1, 2010 (the “Vesting Date”) and prior to October 1, 2014 (the “Expiration Date”). The Company accounted for warrants issued to investor relations firms based on the fair value method under ASC Topic 505. The fair value of the warrants was calculated using the following assumptions: estimated life of five years, volatility of 100%, risk free interest rate of 3.54%, and dividend yield of 0%.  The grant date fair value of the warrants was approximately $272,000.

The following table summarizes activity for the warrants to certain investor relations firms for the year ended December 31, 2009:

	Number of Shares	Average Exercise Price per Share	Weighed Average Remaining Contractual Term in Years
Outstanding at January 1, 2009	-	$-	-
Granted	200,000	1.50	5.00
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2009	200,000	$1.50	4.99
Exercisable at December 31, 2009	-	$-

Warrants that were expected to vest at December 31, 2009 were 200,000 shares, weighted average exercise price of $1.50, aggregate intrinsic value of $524,000, and weighted-average remaining contractual term of 4.99 years.

The Company recorded $1,793,228 compensation expense for stock options and warrants during the year ended December 31, 2009.   There were no options exercised during the year ended December 31, 2009.

  During the year ended December 31, 2008, the Company recorded $1,436,533 of compensation expense of stock options including the amortized portion of incremental cost arising from the modification to the employee stock options.

China Recycling Energy Corporation

August 31, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Re:	China Recycling Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Definitive Proxy Statement on Schedule 14A
File April 30, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 12, 2010
File No. 001-34625

Ladies and Gentlemen:

China Recycling Energy Corporation acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Xinyu Peng
Xinyu Peng,
Chief Financial Officer and Secretary

cc:	Thomas Wardell, Esq.
Jeffrey Li, Esq.